July 30, 2018

United States Securities and Exchange Commission

Washington, DC 20549

Re:	FICAAR, INC.

Registration Statement on Form 10-12G

Filed January 24, 2018

File No. 000-33467

Dear Sir or Madam:

Please see below our responses to your letter dated February 15, 2018:

Business, page 1 1.

Comment 1. We note that you have nominal operations and assets; therefore, it appears that your company should be considered a “shell company.” Please revise to indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Response 1. In stating that the Company is not a shell, the Company relies on Footnote 172. Footnote 172 to SEC Release No. 33-3369 (which was the release that accompanied the final amendments to Rule 144) provides that the amendments, which prohibited the use of Rule 144 to those securities issued by a shell company, were not intended to capture a “start-up” company or a company with limited operating history that was at the early stages of development. This footnote was intended to address the concerns of several comments to Release No. 3-8869 that defined a shell company, and the primary concern was that the definition of a shell company was too broad as it would capture and include almost every company in its early stages of development in the start-up phase of operations. Footnote 172 addressed these concerns in providing that a “start-up company” is excluded from the definition of a shell company as “such a company doesn’t meet the condition of having no or nominal operations”. We respectfully submit that the Company has limited operating history that may appear to be nominal, but is in fact reflective of our early development stage of operations and should not be considered a shell as that term has been defined by the SEC with the additional guidance provided through Footnote 172. The Company acknowledges that we are in the beginning phase of operations, but the Company has commenced operations and is committed to continue to vigorously pursue its business plan and as such should not be considered a shell company.

Comment 2. Please discuss the business reasons for making a voluntary filing on Form 10-12G.

Response 2. The Company believes becoming a fully reporting SEC filer under the Exchange Act will allow it to raise capital from institutional investors whose charters prohibit investments in non-reporting Pink Sheet companies. The Company also plans to uplist to a recognized stock exchange, such as the NYSE MKT or NASDAQ once it meets the listing requirements.

Comment 3. Please revise to clarify what is meant by "highly sophisticated" services and solutions.

Response 3. The words “highly sophisticated” have been removed.

Risk Factors, page 5

Comment 4. Please revise this risk factor to discuss the recent change in policy announced by Attorney General Sessions regarding the Cole Memorandum. Similarly revise your disclosure under Government Regulations.

Response 4. The Registration Statement has been updated accordingly.

Plan of Operations, page 10

Comment 5. Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to be implemented. Please disclose when you expect to hire additional employees.

Response 5. The Registration Statement has been updated accordingly.

Comment 6. Please provide a brief discussion of the nature of zoning regulations for the cultivation of cannabis in the states and local areas where you intend to acquire or develop properties, including a discussion of how restrictive such regulations are.

Response 6. The Registration Statement has been updated accordingly.

Comparison of Years December 31, 2016 to 2015, page 13

Comment 7. We note that the paragraph under the subtitle "Operating Activities" is identical to the corresponding paragraph under the comparison of the nine-month period. Please revise as appropriate for the year-end period.

Response 7. The Registration Statement has been updated accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 17

Comment 8. Please revise the discussion of Dawn Cames' business experience to clarify the nature of her business experience and positions held during the past five years. In addition, provide a clear basis for the statement that she is an "award-winning executive" as well as the reference to her "strong background and success."

Response 8. The Registration Statement has been updated accordingly.

Report of the Independent Registered Public Accounting Firm, page 24

Comment 9. Please have your independent auditor revise their report so that it clearly refers to the financial statements of both fiscal years for which they are opining or advise us.

Response 9. The Registration Statement has been updated accordingly.

Sincerely,

/s/ Dawn Cames

Dawn Cames, CEO